Eros Receives NYSE Extension for Annual Report Filing

Douglas, ISLE OF MAN – May 29, 2022

Eros Media World Plc (NYSE: ESGC) (“Eros”, the “Company”) today announced that the New York Stock Exchange (the “NYSE”) has granted the Company an extension through August 1, 2022, subject to reassessment on an ongoing basis, to complete and file with the Securities and Exchange Commission its annual report on Form 20-F for the fiscal year ended March 31, 2021 (the “2021 20-F”) and the Company’s Semi-Annual Report on Form 6-K for the six months ended September 30, 2021 including the unaudited financial statements to be contained therein (the “2022 HY 6-K”).

The NYSE has notified the Company that it will closely monitor the Company’s progress with the interim milestones the Company previously submitted to the NYSE and that failure to achieve these interim milestones could potentially result in an accelerated trading suspension prior to August 1, 2022.

The Company is fully engaged with its incoming independent registered public accounting firm, TR Chadha & Co LLP, Chartered Accountants (“TRC”).  According to Isle of Man regulations, it was mandatory for TRC to receive a formal Financial Services Authority (“FSA”) approval as a recognized auditor in the Isle of Man. The approval process took longer than initially anticipated and was concluded successfully on April 29, 2022 when TRC received the formal FSA recognized auditor status. The Company is in the process of preparing to file the 2021 20-F (including the financial statements to be included therein) as well as subsequent delayed filings. Given the recent significant corporate changes, including the previously announced sale of STX Entertainment as well as changes to the management team and Board of Directors, the Company and its auditors require additional time to complete the audit work required for filing the 2021 20-F.

About Eros Media World Plc:

Eros Media World Plc, (“Eros”, the “Company”) (NYSE: ESGC) is a global media and entertainment company that acquires, co-produces and distributes films, digital content and music across multiple formats such as theatrical, television, OTT digital media streaming and emerging web 3.0 ecosystem to consumers around the world. The Company also owns the leading South Asian OTT platform Eros Now, which has rights to over 12,000 films across major Indian languages. For further information, please visit www.ErosMediaWorld.com.

Contact Information

Mark Carbeck

Chief Corporate and Strategy Officer

mark.carbeck@erosintl.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position and future operations. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; uncertainty as to the long-term value of the Company’s ordinary shares; the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.